WILMER CUTLER PICKERING
HALE and DORR LLP



                                                David C. Phelan

                                                60 STATE STREET
                                                BOSTON, MA 02109
                                                +1 617 526 6372
                                                +1 617 526 5000 fax
                                                david.phelan@wilmerhale.com



March 25, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549-0203
Attention:  Dominic Minore, Division of Investment Management

Re: Registration Statement on Form N-1A for Pioneer Emerging Markets Fund, Pioneer International Value Fund, Pioneer Select Equity Fund, Pioneer Small Cap Value Fund, and Pioneer Series Trust I, on behalf of its series Pioneer Oak Ridge Large Cap Growth Fund and Pioneer Oak Ridge Small Cap Growth Fund (each, a "Fund" and collectively, the "Funds")


Ladies and Gentlemen:

         This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on March 22 and March 24, 2005, relating to each Fund's Registration Statement on Form N-1A (each, a "Registration Statement"), which was filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act") to add new disclosure in response to final Commission rule releases and corresponding amendments to Form N-1A. Each Fund's Registration Statement is as follows:



------------------------------------------ ------------------------------ --------------------- ----------------------
Fund                                       File Nos.                      Date of Filing        Accession No.
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer Emerging Markets Fund              33-76894; 811-08448            January 28, 2005      0001016964-05-000027
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer International Value Fund           33-53746; 811-07318            January 28, 2005      0001016964-05-000036
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer Select Equity Fund                 333-109901; 811-21452          January 28, 2005      0001016964-05-000025
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer Small Cap Value Fund               333-18639; 811-07985           January 28, 2005      0001016964-05-000028
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer Oak Ridge Large Cap Growth Fund    333-108472; 811-21425          January 28, 2005      0001016964-05-000030
(a series of Pioneer Series Trust I)
------------------------------------------ ------------------------------ --------------------- ----------------------
------------------------------------------ ------------------------------ --------------------- ----------------------
Pioneer Oak Ridge Small Cap Growth Fund    333-108472; 811-21425          January 28, 2005      0001016964-05-000030
(a series of Pioneer Series Trust I)
------------------------------------------ ------------------------------ --------------------- ----------------------



                BALTIMORE BEIJING BERLIN BOSTON BRUSSELS LONDON
          MUNICH NEW YORK NORTHERN VIRGINIA OXFORD WALTHAM WASHINGTON

Securities and Exchange Commission
March 25, 2005
Page 2

         For the staff's convenience, its comments are restated below, followed by the Funds' responses.

Prospectuses (All Funds):

Excessive Trading

Comment 1. In the last paragraph of the section on "Excessive Trading," please clarify that any rejection or cancellation of a purchase or exchange order will occur within one day.

The current disclosure is as follows: "The fund may reject a purchase or exchange order before its acceptance or cancel any purchase or exchange order prior to issuance of shares, which occurs within three days after receipt of an order in good standing."

Response: In accordance with subsequent discussions with the staff of the Commission, the Funds will change the disclosure as follows: "The fund may reject a purchase or exchange order before its acceptance or an order prior to issuance of shares." The Funds acknowledge that the issue regarding the necessary length of time required for a Fund to determine whether or not to reject or cancel a purchase or exchange order may be revisited by the staff of the Commission.

Statements of Additional Information (Pioneer Oak Ridge Large Cap Growth Fund, Pioneer Oak Ridge Small Cap Growth Fund, Pioneer Select Equity Fund):

Investment Restrictions

Comment 2. Please describe the investment restriction with respect to each Fund's limitations on pledging, mortgaging or hypothecating assets in connection with the Fund's limitation on borrowings.

Response: The following italicized sentence will follow the Funds' stated investment restriction on borrowing: "In the opinion of the SEC, the fund's limitation on borrowing includes any pledge, mortgage or hypothecation of its assets."

Statements of Additional Information (Pioneer Oak Ridge Large Cap Growth Fund and Pioneer Oak Ridge Small Cap Growth Fund):

Investment Adviser

Comment 3. Please add disclosure in the section on the subadvisory agreement regarding any potential termination fee with respect to the subadvisory agreement between Pioneer and Oak Ridge, as well as other information that may be pertinent to shareholders regarding the terms of the termination fee.

Securities and Exchange Commission
March 25, 2005
Page 3

Response:  Accepted.  The following disclosure will be added:

"Certain Agreements between Pioneer and Oak Ridge. In connection with the reorganization of (i) Oak Ridge Small Cap Equity Fund into Pioneer Oak Ridge Small Cap Growth Fund and (ii) Oak Ridge Large Cap Equity Fund into Pioneer Oak Ridge Large Cap Growth Fund, Pioneer and Oak Ridge entered into an agreement dated as of September 22, 2003 (the "Transfer Agreement"). The Transfer Agreement provides, among other things, that (i) Oak Ridge shall enter into and perform its obligations under a Subadvisory Agreement to serve as subadviser of the relevant fund, (ii) Pioneer shall pay Oak Ridge a fee, if within five years of the closing of the reorganization Pioneer terminates the Subadvisory Agreement with Oak Ridge without cause, equal to the greater of (a) $500,000 for each Subadvisory Agreement terminated or (b) twenty-four months' fees payable under the relevant Subadvisory Agreement had the assets under management in each fund been the same amount that they were at the time of termination of the Subadvisory Agreement (based on assets as of November 30, 2004, this amount would be $589,256.05 for Pioneer Oak Ridge Small Cap Growth Fund and $524,963.84 for Pioneer Oak Ridge Large Cap Growth Fund); provided that all such fees shall not exceed $5 million in the aggregate with respect to both Subadvisory Agreements, and (iii) Oak Ridge will be subject to certain non-competition provisions. The termination fee would not be triggered if a Subadvisory Agreement is terminated by a fund or its shareholders with or without cause. The termination fee may create a potential conflict of interest between a fund and Pioneer. The termination fee could cause Pioneer to recommend that a fund continue to engage Oak Ridge as the fund's subadviser to avoid the fee in circumstances under which the appointment of a new subadviser or the direct management of the fund by Pioneer may be in the best interests of the fund. While underperformance of a fund may permit Pioneer to terminate Oak Ridge for cause and avoid the termination fee, the fund must substantially underperform relative to its peer group for three years in order for cause due to underperformance to exist. While these potential conflicts of interest could arise, the board of trustees of a fund does not intend to consider the potential for Pioneer incurring a termination fee in evaluating whether to continue Oak Ridge's appointment as subadviser to the fund. The provisions of the termination fee were disclosed to the board of trustees of each fund prior to their approval of the relevant Subadvisory Agreement.
The terms of the Subadvisory Agreement with Oak Ridge are discussed in the section "Investment Subadviser."

         The staff's comments and the Funds' responses will be reflected in an amendment to each Fund's Registration Statement that will be filed pursuant to 485(b) under the 1933 Act.

         Per the staff of the Commission's request and pursuant to th Commission's press release ("SEC Staff to Publicly Release Comment Letters and Responses," 2004-89), the Funds acknowledge the following:

o Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission
March 25, 2005
Page 4

o Staff comments or changes to disclosure in response to staff comment in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securitie laws of the United States.

         If you have any questions or comments on the Registration Statement, please contact either Elaina Kim at (617) 526-6685 (collect) or me at
(617) 526-6372 (collect), counsel to the Funds.


Very truly yours,


/s/ David C. Phelan
David C. Phelan


cc:  Christopher J. Kelley, Esq.